

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2022

Yair Nechmad
Chief Executive Officer & Chairman
Nayax Ltd.
3 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel

   Re: Nayax Ltd.
     Draft Registration Statement on Form F-1
     Submitted February 4, 2022
     CIK No. 0001901279

Dear Mr. Nechmad:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted February 4, 2022

Industry and market data, page ii

1. Please tell us whether you commissioned any of the third-party data included in your registration statement. If so, please file the consent of the third party as an exhibit to the registration statement.

Prospectus Summary
Overview, page 1

2. Please balance the disclosure in the summary regarding your revenue growth and gross profit by providing net income (loss) information for the periods presented.

3.   You state that you had approximately 30,000 customers as of December 31, 2021. Please disclose the total number of customers for all periods presented. Additionally, explain how you define customers, including separate definitions for small and medium-sized enterprises (SMEs) and large enterprises. Disclose the number of customers in each category and the percentage of your revenue derived from each category of customer.

4.   To provide context for your global operations, disclose in the summary the percentage of revenues currently generated in the United States and other principal markets.

Implications of being an emerging growth company and a foreign private issuer, page 8

5.   You disclose here and on page 37 that you have elected to take advantage of the extended transition period for new or revised accounting pronouncements. As IFRS does not have separate adoption dates for public and private companies, please explain further this election or revise your disclosures as necessary.

Risk Factors
Our amended and restated articles of association to be effective upon the closing of this offering..., page 40

6.   Please revise this risk factor to clarify that with respect to claims arising under the Securities Act, investors cannot waive compliance with the federal securities laws and rules and regulations thereunder.

Use of Proceeds, page 46

7.   We note that you intend to allocate your proceeds for general corporate purposes. If more detailed information is known regarding plans for the proceeds, please revise this section accordingly. In this regard, we note your disclosure on page 79 regarding your growth strategies.

Management's discussion and analysis of financial condition and results of operations
Key operating metrics, page 61

8.   We note that you measure the number of unique customers "that have transacted" using your platform within the period presented as the basis for the "number of customers" metric. To provide context, disclose whether this might include SMEs that transact using your platform only once or minimally.

Non-IFRS financial measures
Adjusted EBITDA, page 62

9.   We note that you reconcile Adjusted EBITDA to operating loss. Please revise to reconcile this measure to net loss, which is the most directly comparable IFRS measure. Refer to Question 103.02 of the non-GAAP C&DIs.

Principal Shareholders, page 116

10. Please disclose the portion of each class of securities held in the United States and the number of record holders in the United States. Refer to Item 4 of Form F-1 and Item 7.A.2 of Form 20-F.

Related party transactions, page 117

11. Disclose the nature of the intellectual property acquired from Wise-Sec. Ltd. and explain what is meant by the disclosure that the amount of consideration was equal to the outstanding indebtedness owed to the Company. Additionally, disclose the number and value of shares issued by the Company in connection with the Dually Ltd. acquisition. Explain the rationale for that transaction and why Dually was set up as a separate entity.

Consolidated Financial Statements
Notes to Consolidated Financial Statements, page F-10

12. Please revise to disclose the date when the financial statements were authorized for issue and the authorizing official. Refer to IAS 10.17.

Note 2 - significant accounting policies
p. Revenue recognition, page F-21

13. Please revise to disclose the methods and assumptions used when allocating the transaction price to separate performance obligations in your arrangements including how you estimate stand-alone selling prices. Refer to IFRS 15, paragraph 126.

Revenues from provision of SaaS and payment processing fees, page F-22

14. You disclose that you recognize payment processing fees on a gross basis as you are primarily responsible for completion of the service. Please tell us the performance obligation(s) in these arrangements and explain how you determined you control the services provided. Refer to IFRS 15, paragraph 33. Also, revise your disclosures accordingly to better explain your policy.

Note 5 - segment reporting:, page F-28

15. You disclose significant revenue derived from sources in North America and Europe. To the extent that revenue derived from sources in the United States or any other individual foreign country is material, please revise to separately disclose such revenue. Refer to IFRS 8, paragraph 33(a).

Note 17 - Share Capital
b. Share-based payment:, page F-38

16. Please revise to disclose the following with regard to share options and refer to paragraphs 45 and 47 of IFRS 2:

- The weighted average exercise prices for options outstanding at the beginning and end of the period, as well as options granted, exercised and forfeited during the period;
- The number and weighted average exercise prices of options exercisable at the end of the period;
- The range of exercise prices and the weighted average remaining contractual life for share options outstanding at the end of the period;
- The weighted average fair value of options granted at the measurement date; and
- The expected option life used as input in your option pricing model and how the expected volatility was determined.

Note 26 - Subsequent Events
c. Agreements for the acquisition of shares of Tigapo Ltd., page F-47

17. We note that you account for the investment in Tigapo Ltd using the equity method. Please tell us how you concluded that you do not have the ability to control Tigapo Ltd. and refer to the authoritative guidance you relied upon when determining your accounting. Also, explain why you include this entity as a consolidated company in the appendix on page F-52 considering that you are accounting for the transaction as an equity method investment.

General

18. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

   You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology